Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	State of Incorporation
Xantech Pharmaceuticals, Inc.	Tennessee
Pure-ific Corporation	Nevada
Provectus Biotech, Inc.	Tennessee
Provectus Devicetech, Inc.	Tennessee
Provectus Imaging, Inc.	Tennessee
IP Tech, Inc.	Tennessee
Provectus Pharmatech, Inc.	Tennessee